Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

This filing consists of Peoples Energy Corporation's transcript including questions and answers for its conference call held August 4, 2006 discussing financial results for the fiscal quarter ended June 30, 2006 and the comapany's earnings outlook for the remainder of fiscal year 2006.  On page 4 of the transcript, the amount of the Peoples Gas credit facility was inadvertently referenced as $200 million. In fact, Peoples Gas has a $250 million credit facility backing its commercial paper borrowing program.

Final Transcript
Thomson StreetEvents
Conference Call Transcript PGL - Q3 2006 Peoples Energy Corp. Earnings Conference Call Event Date/Time: Aug. 04. 2006 / 10:00AM ET

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Final Transcript
Aug. 04. 2006 / 10:00AM ET, PGL - Q3 2006 Peoples Energy Corp. Earnings Conference Call

CORPORATE PARTICIPANTS

Tom Patrick
Peoples Energy Corp. - Chairman, CEO, President

Tom Nardi
Peoples Energy Corp. - CFO, EVP

CONFERENCE CALL PARTICIPANTS

David Grumhaus
Copia Capital - Analyst

Jim Harmon
Lehman Brothers - Analyst

PRESENTATION

Operator

Good day everyone and welcome to today's Peoples Energy conference call. At this time I would like to the call over to Mr. Thomas Patrick. Please go ahead sir.

Tom Patrick - Peoples Energy Corp. - Chairman, CEO, President

Thank you. And good morning. I am Tom Patrick, Chairman, President and CEO of Peoples Energy. With me today are Tom Nardi, Executive Vice President and Chief Financial Officer; and Doug Ruschau, Vice President and Treasurer. Before we begin, let me remind you that throughout this conference call we'll be making some forward-looking statements, such as business plans and expectations for future development and earnings growth. Actual results could differ materially from such expectations because of changing business conditions and other uncertainties. We list some of these in the Company's press release and in our SEC filings.

Earlier this morning, we announced a third quarter loss from ongoing continuing operations of $0.32 per diluted share, compared to income of $0.13 per diluted share in the year ago period. On a fiscal year-to-date basis, ongoing earnings were $1.75 per share, down from last year's $2.25 per share. Ongoing results exclude charges taken early in the fiscal year related to the settlement of our gas charge cases, as well as merger-related expenses in the third quarter. Ongoing results also exclude charges in fiscal 2005 related to our organizational restructuring. Table 1 of the press release reconciles ongoing earnings to GAAP earnings. Tom Nardi will have more to say on third quarter and year-to-date financial results in his remarks.

First, however, I would like to update you on the status of our recently announced proposed merger with WPS Resources. As we said in our July 10 announcement, both companies are excited about the benefits and opportunities that we believe this combination will bring to our shareholders, customers, and employees. The stock performance for both of our companies since the announcement has been encouraging and the combination appears to have been well received by investors.

On August 2, WPS Resources and Peoples Energy jointly filed an application for approval of the merger with the Illinois Commerce Commission. Consistent with our strong desire to accelerate the benefits of the merger for all constituencies, we are seeking expedited consideration of our application by the Commission, with requested approval by January 1, 2007. The filing indicates that Peoples Gas and North Shore Gas will further postpone filing rate cases until 2007, with new rates to take effect in 2008. As you know, rate case filings had been planned for early summer of this year but were postponed as a result of the merger negotiations and announcement.

Neither utility has had an increase in its delivery rates in nearly 11 years and rate relief is necessary to restore those companies to reasonable levels of profitability. However, we prefer that they be taken forward under the sponsorship of the merged Company. In addition to the Illinois Commerce Commission, other regulatory filings related to the merger are in the process of being prepared. Our FERC filing, which much include

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Final Transcript
Aug. 04. 2006 / 10:00AM ET, PGL - Q3 2006 Peoples Energy Corp. Earnings Conference Call

a market impact study, is targeted for mid-August. We also expect to complete our SEC filing by the end of August. Other agencies involved include the Public Service Commission of Wisconsin and the Department of Justice.

Aside from the regulatory approval process, the companies have formed transition and integration teams made up of employees from both companies, and those teams have recently begun the process of assessing how our two companies can best be joined together with the objective of making the combination seamless to customers, while maximizing operating efficiencies and eliminating redundant functions. Overall, we're very pleased with the progress that's been made thus far in the merger process.

Turning to our fiscal 2006 third quarter and year-to-date results, most of the earnings shortfalls we have faced have been related to our utility businesses, which we've made clear in the past are in need of rate relief. Our diversified segments, excluding power, are about 10% shy of their year-to-date income targets but are performing well and are in line to report about $50 million of ongoing operating income for fiscal 2006. Tom Nardi will now review some of their performance highlights as he recaps our third quarter and year-to-date financial results. Tom?

Tom Nardi - Peoples Energy Corp. - CFO, EVP

Thanks, Tom. Regarding ongoing earnings, we reported a loss in the third quarter of $0.32 per diluted share, compared to income of $0.13 per diluted share in the year ago period. On a GAAP basis, the loss from continuing operations was $0.35 per share, which included $0.03 per share in merger related costs. Ongoing operating income declined $24.4 million from the year-ago quarter, primarily due to lower gas deliveries and higher expenses in the Gas Distribution segment, as well as the timing of earnings recognition in our Energy Marketing segment. On a fiscal year-to-date basis, ongoing earnings were $1.75 per share, down from last year's $2.25 per share.

GAAP earnings from continuing operations were $0.04 per share, which included $1.68 per share in settlement related charges in the first two fiscal quarters, as well as the $0.03 per share in the third quarter of merger-related expenses. Year-over-year ongoing operating income declined $29.3 million, due primarily to lower deliveries and higher expenses in the Gas Distribution segment, partially offset by improved Oil and Gas Production results.

Looking at ongoing operating results by segment and beginning with Gas Distribution. third quarter operating income declined $15 million from a year ago, due primarily to warmer weather and the impact of continued customer conservation and higher operating expenses. Two items of note for the quarter in the Gas Distribution segment: we wrote off $2 million of previously deferred rate case preparation expenses, due our decision to postpone planned rate case filings. Also, last year's third quarter earnings reflected a $5 million positive adjustment related to the cumulative year-to-date impact of a reduction in utility depreciation rates. On a year-to-date basis, ongoing operating in the Gas Distribution segment declined $32.5 million from last year.

The decline was due primarily to the following items; Lower deliveries due to customer conservation and warmer weather were $12.9 million. A change in the treatment of Hub revenue related to the gas charge settlement, which requires that Hub revenues now be treated as a credit to customers' gas charges, $7.4 million. Higher operating expenses, mostly higher bad debt expense and higher pension expense, although both were in line with budgets. I should note that the increase in bad debt reflects higher natural gas prices and the corresponding impact on revenues. The bad debt accrual rate remains at 2.25% of revenue, unchanged from budget.

For the year, we estimate that our regulatory return on equity for the utilities will be approximately 3%. Assuming normal weather, the return would be approximately 4% to 5%. The Oil and Gas Production segment posted operating income of $5.7 million for the third quarter, down slightly from last year. Unusual items in both years impacted the comparison. Last year's third quarter benefited from a $1 million gain on the sale of properties. And this year's results were adversely affected by a settlement of a royalty dispute for $1 million.

Operationally, we were very satisfied with the quarter, as results reflected an 8% increase in production volumes and higher realized prices than a year ago. However, these positive impacts were largely offset by higher operating costs and the royalty settlement. Net realized prices increased, due to a lower amount of hedge production, 65% compared to 103% in the year-ago quarter. The increase in operating costs was mostly due to higher depletion expense due to higher production, production costs, including taxes, and G&A expenses.

On a year-to-date basis, production segment operating results increased $6.3 million over last year, with increased realized prices and a $7.6 million gain on the sale of properties by our EnerVest partnership, more than offsetting the impact of higher operating expenses. Year-to-date volumes increased about 2% from last year, as the success of the Company's drilling program and the impact of the February acquisition more than offset the normal decline from existing base production. For the year, production is expected to exceed original budgets and be up slightly over last year's levels.

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Final Transcript
Aug. 04. 2006 / 10:00AM ET, PGL - Q3 2006 Peoples Energy Corp. Earnings Conference Call

We have completed 41 wells thus far in fiscal 2006, with a 93% success rate, and our drilling program is on schedule for the year. In addition, production volumes continue to benefit from our acquisition completed in February. The development of the acquired assets is ongoing, with three rigs currently drilling and we expect that production from these assets will meet or exceed expectations in the year ahead. Daily production from the acquired properties has risen over 30% since the acquisition.

The production business also stands to benefit in the year ahead from higher net realized prices, assuming the current price environment persists. As of July 26, we had gas hedges in place for approximately 65% to 70% of our estimated remaining fiscal 2006 production, dropping to about 50% or 60% of next year's production from existing proved reserves. Our net realized price should steadily increase in the coming quarters as the older hedges fall off and we are able to more fully capture current prices. Our outlook for the fiscal fourth quarter reflects a $6.21 per MMBtu NYMEX gas price assumption, somewhat below today's market prices.

Turning to our Energy Marketing business, we incurred a $7.8 million third quarter operating loss versus operating income of $1.3 million a year ago due primarily to $5.3 million of unrealized losses associated with lower-of-cost-or-market inventory adjustments and mark-to-market accounting, as well as the timing of wholesale capacity optimization activity. While quarter-to-quarter variations have been significant, year-to-date results declined only slightly compared to a year ago, with strong improvement in wholesale marketing results being overshadowed by losses totaling $21.3 million due to lower-of-cost-or-market inventory adjustments and mark-to-market accounting.

These losses include both mark-to-market activity of hedges for settlement in future periods and the reversal of amounts recorded in prior periods and settled within the current period. Approximately $13 million of the year to date impact from these adjustments is timing related and will reverse over the course of this and the next fiscal year as the underlying transactions are settled. They do not affect the underlying economics of the business. Operationally, the Retail business continues its strong growth, increasing year-over-year gas customer base by 34% and its electric customer count by 50%.

Retail gas growth is related to entry into the Michigan and Ohio markets along with strong retention in Illinois of over 85%. Illinois activity also includes the renewal of the State of Illinois gas contract for an additional five years. An additional estimated 800,000 Mwh's related to the Fermi Labs and Water Reclamation District will start next fiscal year. Fourth quarter results for this segment are expected to be up slightly over last year, as the positive impacts from the reversal of these accounting adjustments are offset by fixed demand costs on storage and transport capacity and other operating costs.

However, as we have noted in the past, the earnings volatility for Energy Marketing resulting from fair value accounting adjustments can be significant from period to period; even when the underlying economic position is unchanged. For example, based on current strip prices, approximately $7 million of the unrealized losses I mentioned would reverse in the fourth quarter. As a result of our previously announced plans to exit the power generation business, financial results for power generation, which were previously included in the Energy Asset segment are now being reported as discontinued operations. We recorded a $4.1 million gain on the sale of our Southeast Chicago plant in the third quarter and we are concluding work on the sale on our 50% interest in Elwood and our western development site. We now expect that sale will be completed by the end of calendar 2006, somewhat later than previous estimates.

Corporate and other segment expenses increased from a year ago, due primarily to higher outside service costs and higher labor-related costs. Interest expense increased on both the quarter and year-to-date basis, due to higher interest rates and higher short-term borrowing. For the full fiscal year, we estimate that interest expense will approximate $60 million, and this depends on the timing of the power sales. This compares to $55 million in our original outlook and reflects higher rates as well as higher borrowing balances related primarily to the oil and gas acquisition and the gas charge settlement that occurred earlier this year.

We now estimate that capital expenditures for the year will total approximately $350 million, compared to our original estimate of $260 million. Of this amount, approximately $105 million is targeted for our Gas Distribution business and the balance primarily in our Oil and Gas Production business. This includes $139 million related to the second quarter oil and gas acquisition.

As a result of the proposed merger announcement, planned equity and long-term debt issuances this summer will be deferred and short-term borrowing will be used temporarily to meet financing requirements. Total debt to total debt plus equity, which is at 56% at June 30, is likely to exceed our long-term 50% to 55% targets until the merger with WPS and the sale of Elwood is concluded. Despite higher anticipated balances over the next several months, our liquidity remains strong, with a $400 million credit facility at Peoples Energy and a $200 million facility at Peoples Gas backing our commercial paper borrowing program. Proceeds for the anticipated sale of our remaining power generation assets will be used to reduce these borrowings. I'll now turn the call back to Tom.

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Final Transcript
Aug. 04. 2006 / 10:00AM ET, PGL - Q3 2006 Peoples Energy Corp. Earnings Conference Call

Tom Patrick - Peoples Energy Corp. - Chairman, CEO, President

Thanks, Tom. In terms of our overall operating performance and outlook, our utilities are clearly in need of significant rate relief that reflects current system throughput and operating costs. As I noted earlier, neither utilities had an rate increase in nearly 11 years. While rate cases have been deferred for now, earnings at those units will be restored in due course.

Meanwhile, operating performance of our diversified business has been solid thus far through fiscal 2006 and we expect our earnings growth momentum to continue into our new fiscal year. For fiscal 2006, as we noted in the press release, we now estimate that ongoing, non-GAAP earnings for the full year will be in the range of $1.15 to $1.30 per share. This revised outlook reflects a number of operating and non-operating items as listed in the release including lower than expected operating results in the third quarter, higher interest expense and some unusual charges.

As a reminder, the current outlook excludes merger related costs and also excludes power generation results, which are now being reported as discontinued operations. That concludes our prepared remarks. We are ready to take questions.

QUESTION AND ANSWER

Operator

Thank you. [OPERATOR INSTRUCTIONS] Our first question comes from David Grumhaus of Capital.

David Grumhaus - Copia Capital - Analyst

A couple of question. Obviously, the merger news has been out there for month or so. And I'm sure you are starting to talk with regulators heavy now, and you have put the filing in place. Can you talk a little bit about reactions what you are hearing from regulators? I'm sure it has been somewhat muted? But how it seems to be received by people within the state?

Tom Patrick - Peoples Energy Corp. - Chairman, CEO, President

Yes, I can say something about that. I would say that the general reaction from regulators and the other, if you want to call it, public interest constituencies has been, in my mind, favorable. Favorable in the sense that no alarms are being raised about this. I think that they appreciate the fact that WPS does have an excellent reputation, not only in terms of the quality of their operations but also in terms of their record of reasonable relationships with their regulatory constituencies. And I think that in general, there's also a favorable impression created by the fact that the headquarters of the new Company is going to be located in Chicago, which is important here.

I think that the interest of WPS in accelerating infrastructure replacement is also something that people have taken an interest in because of what it means in terms of jobs and accelerated progress locally. So there's a variety of circumstances here, which people like, and thus far, we have not heard any red flags raised.

David Grumhaus - Copia Capital - Analyst

Great. And in terms of timing, are you getting some receptivity to the idea of trying to get this approved by year end or shortly thereafter?

Tom Patrick - Peoples Energy Corp. - Chairman, CEO, President

Yes. There are -- obviously in regulatory proceedings there are no guarantees but we are still optimistic that an accelerated time frame is manageable and can be accomplished here. It has been done previously with other cases including Ameren and IP. And as we have emphasized to people, the sooner we get this done the sooner the rate payers begin to accrue the benefits of the combination.

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Final Transcript
Aug. 04. 2006 / 10:00AM ET, PGL - Q3 2006 Peoples Energy Corp. Earnings Conference Call

David Grumhaus - Copia Capital - Analyst

Switching gears. The plant sales, on the Elwood sale, that looks like that’s slipped a little bit. We're now, I think, calendar year and I think you were saying fiscal year previously, although I may be mistaken on that. Any details on what is taking longer there?

Tom Patrick - Peoples Energy Corp. - Chairman, CEO, President

It's really -- you're correct we were hoping to conclude it by the end of the fiscal year and we're certainly still optimistic that we'll be making an announcement before the end of the fiscal year. But to actually get it concluded, we think is much less likely. It's a complex transaction. We're dealing with the potential buyer and also with a partner, who is accepting a new partner. So it's just taking a bit longer to work through the details of this than we had expected.

David Grumhaus - Copia Capital - Analyst

But we're likely to hear something in terms of the an announcement prior to -- in this fiscal year, in your fiscal year?

Tom Patrick - Peoples Energy Corp. - Chairman, CEO, President

I think that's correct.

David Grumhaus - Copia Capital - Analyst

Okay. And then lastly on the EMP side of the equation, when you announced the acquisition back in February or March, there was a fair amount of investment that was going to have to go into that, I think this year, to get the production levels up to next year's levels. Is that investment still going to be made? You sounded -- in the prepared remarks sounded pretty confident on the production levels. But just wondering is the investment still going to be made and what you are looking at for production levels next year? Is this quarter a good run rate? Will it be higher than this quarter's run rate? Any help there would be appreciated.

Tom Patrick - Peoples Energy Corp. - Chairman, CEO, President

I can tell you that we -- there was a bit of lag in terms of the rate of investment in the new acquisition but that they have been making up for that. So, we're now at a point where we're virtually up to plan in terms of the added production to come out of it, based on the assumptions when we made the acquisition. We're now running close to 9,000 MCF a day. When we took over the operations, it was around 6,400 a day. We have three rigs working here now in the new acquisition and a fourth one expected in September. So, we will have all the rigs that we anticipated to have and continue to grow the operation. And at the end of the year the investment dollars put into this, which I don't have then in front of me right now, but I think it was in the --

Tom Nardi - Peoples Energy Corp. - CFO, EVP

I've got them.

Tom Patrick - Peoples Energy Corp. - Chairman, CEO, President

-- the nature of --

Tom Nardi - Peoples Energy Corp. - CFO, EVP

$15 to $20 million of drilling related to Will-Drill.

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Final Transcript
Aug. 04. 2006 / 10:00AM ET, PGL - Q3 2006 Peoples Energy Corp. Earnings Conference Call

Tom Patrick - Peoples Energy Corp. - Chairman, CEO, President

That will progress. So we'll be on track with that. Frankly, one of the things that we didn't say in the release, if you look at our production rate overall for the quarter, while it's certainly very positive compared to last year, could have been higher, because we had some shut-ins relative to pipeline pressures, down times, and one processing plant that went out, not in the East Texas region, but elsewhere. And so if the gas we had capacity for had been running, we would have had a number more like 71,000 or 72,000 a day instead of the 69,000. So very good progress in terms of drilling and recognizing the value in the new acquisition.

David Grumhaus - Copia Capital - Analyst

And is that run rate a good one -- that per day run rate -- a good one to use for the rest of the year and for '07?

Tom Patrick - Peoples Energy Corp. - Chairman, CEO, President

Certainly for the rest of the year we should keep in that range. I can not offer you any projections at that point for the coming year but yes, we -- that's all I should say. I don't really have the numbers for next year yet.

David Grumhaus - Copia Capital - Analyst

Okay. Well, thanks for the time.

Operator

Thank you we'll take our next question from Jim Harmon of Lehman Brothers.

Jim Harmon - Lehman Brothers - Analyst

Question for you is that WPS manages to close on its acquisition by year end or shortly thereafter, is there going to be a working capital adjustment for the value of gas you might have in storage?

Tom Nardi - Peoples Energy Corp. - CFO, EVP

Probably not.

Jim Harmon - Lehman Brothers - Analyst

So they would get that free and clear for the price that they have already offered to pay for you?

Tom Nardi - Peoples Energy Corp. - CFO, EVP

Yes.

Jim Harmon - Lehman Brothers - Analyst

Thank you.

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Final Transcript
Aug. 04. 2006 / 10:00AM ET, PGL - Q3 2006 Peoples Energy Corp. Earnings Conference Call

Tom Nardi - Peoples Energy Corp. - CFO, EVP

They would also have the financing that goes with it.

Jim Harmon - Lehman Brothers - Analyst

Okay. Thank you.

Operator

[OPERATOR INSTRUCTIONS] At this time there appears to be no further questions. I would like to turn the call back to Mr. Thomas Patrick for any closing remarks.

Tom Patrick - Peoples Energy Corp. - Chairman, CEO, President

All right. Thank you all for your attention, we appreciate your participation and your past support. And we'll be talking to you next quarter.

Operator

If you would like to access the replay for today's call please dial in at toll-free 888-203-1112 and reference confirmation code 5805466. Again, that dial in number was toll-free 888-203-1112 and you can refence confirmation code 5805466. This does conclude's today's conference. We thank you for your participation, and have a wonderful day.

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Forward-Looking Statements
-----------------------------------

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
----------------------------

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
------------------------------------------------

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
--------------------
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.